The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.4748 F 307.857.0319
sra@wyoming.com

January 5, 2008

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Attn: Re:

Kevin Stertzel

Tatonka Oil and Gas, Inc. File
No. 0-50190

Supplemental Information – SEC Comment Letter of May 17, 2007 (Comment 10)
Form 10-KSB for Fiscal Year Ended October 31, 2006
Filed February 14, 2007

Form 8-K Filed November 2, 2006 (New Pacific Ventures)

Dear Mr. Stertzel:

Further to our recent telephone discussions, please be advised as follows:

1.	The board of directors has scheduled a meeting for Monday, January 7, 2008, to discuss, among other items, whether a restatement of the registrant’s financial statements for the year ended October 31, 2006 is appropriate. I expect the board to order a restatement.

Assuming such a decision, on behalf of the registrant, an Item 4.01 Form 8-K will be filed on Tuesday, January 8, 2008. The registrant will file its Form 10-KSB (due January 31, 2008 for year ended October 31, 2007), with audited financial statements for the two years then ended:

	a.	The acquisition will be treated a recapitalization of the registrant (f/k/a “New Pacific Ventures, Inc.” n/k/a “Tatonka Oil and Gas, Inc.”) through its October 2006 stock-for-stock acquisition of Tatonka Oil and Gas Company, Inc.). New Pacific will be denominated a shell company under rule 12b-2 at acquisition date.

Securities and Exchange Commission January 5, 2008 Page 2

	b.	Total assets on the restated balance sheet at October 31, 2006 will include the target’s oil and gas interests at historical cost without step up in basis and without recognition of goodwill, resulting in a significant decrease in total assets compared to the old balance sheet. This accounting would be, of course, be carried through for the 2007 year-end statements.

Appropriate footnote disclosures will be provided for the recapitalization, and for the restatement (under FAS 154). The restatement note will show changes in the prior full year accounting and the subsequent three quarterly periods.

	c.	All non-accounting comments from the staff’s May 17, 2007 letter will be addressed in the Form 10-KSB due January 31, 2008. We would file as correspondence a cover letter targeting the changes in response to comments. Since there will be a lot of non-responsive changes from the prior year, we do not anticipate filing a marked copy. However, if the staff would like a marked version, either hard copy or Edgar, please advise.

2.	Since the restatement note in the Form 10-KSB to be filed for the 2007 year will show changes in each of the prior quarterly periods from October 31, 2006, we do not believe it necessary to amend the Forms 10-QSBs for the changes in assets. Accordingly, the registrant does not intend to file Forms 10-QSB/As, unless the staff advises that such filings should be made.

3.	Because the acquisition Form 8-K was filed more than 14 months ago, we do not believe that an amendment would be materially informative for the market. The registrant does not intend to file a Form 8-K/A, but we request the staff’s concurrence in this regard.

     I will be out of the office the week of January 7 but will return voice mail and e-mail. If you have any questions or would like to discuss anything, please let me know as soon as possible. Thank you.

/s/Stephen E. Rounds

cc:	Tatonka Oil and Gas, Inc. De Leon & Company, P.A.